BANCA POPOLARE DI LODI
LA PRIMA BANCA POPOLARE SORTA IN ITALIA

02 NOV 21 AM 9:32

Ns. Rif.

Direzione di Gruppo
Affari Societari GFM/fg

To: **SEC Headquarters**
Office of International
Corporate Finance
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

PROCESSED
DEC 09 2002
THOMSON
FINANCIAL

Data

November 15th , 2002

02055952

SUPPL

File N.°: 82 - 4855

Oggetto: **BPL Group - Results at 30 September 2002**

Herewith enclosed, we send you the press release, both italian version and english translation, concerning Banca Popolare di Lodi's Results at 30 September 2002.

Best Regards,

BANCA POPOLARE DI LODI

dlw 11/26

Press release - Lodi, 12 November 2002

BPL Group – Results at 30 September 2002

- **profit from ordinary operations** - Euro 98.8 mn. **(+76.91%)**
- **net interest income** - Euro 615.2 mn. **(+19.90%)**
- **income from banking activities** - Euro 892.7 mn. **(+11.17%)**
- **operating profit** - Euro 341.8 mn **(+28.60%)**
- **direct deposits** - Euro 22,881 mn. **(+10.68%)**
- **indirect deposits** - Euro 23,876 mn. **(+14.42%)**

Banca Bipielle Adriatico SpA set up

The Board of Directors of Banca Popolare di Lodi under the chairmanship of Giovanni Benevento today approved the results for the first nine months of 2002; these feature an excellent trend in traditional banking activity which has helped offset, at least in part, the impact of the unfavourable conditions on financial markets.
The first six months of 2002 do in fact show a constant improvements in operating volumes and profitability, thanks above all to the positive effects of the Group restructuring plan; this has also been recognised by **Moody's**, which has confirmed Banca Popolare di Lodi's ratings, namely A3 (long-term) and C (financial solidity). This is even more significant, as Moody's opinion follows just over a month after **Fitch**, the UK ratings agency, confirmed its own ratings: long term 'A-' ; short term 'F2'; individual 'C/D'.
The process of reorganising the structure of both the Bank and the Group was completed last October and led to the setting up of Bipielle Retail and of Bipielle Investimenti, which was listed on the Milan Stock Exchange on 1 November 2002; this process has to a certain extent affected the activities both of the network banks and of the product companies which are showing significant growth margins, above all in consumer credit (Bipielle Ducato), merchant banking (Efibanca) and asset management (Bipielle Fondicri). In 2002, the Group's asset management company (SGR) rose from 1.42% in December 2001 to 1.63% in October 2002, with net funding up by +21.51%, a result that is against the general flow of the market (-1.63%).

The main income statement items reviewed by the Board of Directors have all seen substantial increases compared with 30 September 2001: **net interest income** came to € 615.2 million, versus 513.1 million in the same period last year (+19.90%); **income from banking activities** reached 892.7 million, compared with 803.0 million, an increase of 11.17%. **Operating profit** , 341.8 million euro, has improved by 28.60% thanks to a careful policy of **cost containment** (+2.54%). The administrative expenses amount to 231.6 million euro and are broadly unchanged with respect to 30 September 2001 (+1.07%) despite the technology investments carried out to standardise the IT platform for the whole Group and improve customer services, while personnel expenses came to 306.7 million euro, an increase of 2.79% in line with the system.

The efficiency index has also improved considerably: in fact, the **cost/income ratio** shows a decrease of 5%, from 66.90% at 30 September 2001 to the current level of 61.71%.
Profits from ordinary operations come to 98.8 million euro compared with 55.8 million euro in the previous half-year, with growth of 76.91%, confirming the Group's effective approach to operations. The net profit comes to 20.0 million euro, a figure that cannot be compared with the 56.7 million euro earned in the first nine months of 2001, as it featured substantial amounts of non-recurring income, 104.9 million euro compared with the current figure of 9.6.

Amounts in millions of **Euro**

Consolidated income statement	**30.09.02**	**30.09.01 - Pro-forma**	**Change**
Net interest income	615.2 Euro	513.1 Euro	+19.90%
Income from banking activities	892.7 Euro	803.0 Euro	+11.17%
Operating expenses	550.9 Euro	537.2 Euro	+2.54%
Operating profit	341.8 Euro	265.8 Euro	+28.60%
Profit (loss) from ordinary operations	98.8 Euro	55.8 Euro	+76.91%

At balance sheet level, **total assets** reach 35,695 million euro compared with 33,585 million euro at 30 September 2001 (+6.28%). **Customer loans** total 21,557 million euro, compared with 18,918 million euro (+13.95%). Asset quality is still under control with net non-performing loans running at 1.87% of total loans, compared with 1.89% at 30 September 2001.
The trend in **direct customer deposits** is decidedly positive, coming in at 22,881 million euro with an increase of 10.68% compared with 20,672 million euro in the same period last year. The BPL Group shows an excellent performance in asset management, reaching 13,509 million euro, an improvement of 6.66%, while **indirect customer deposits** come to 23,875 (+14.42%), thanks to the growth in insurance products (+17.07%), portfolio management (+4.86%) and mutual funds (+7.46%). Similarly, **customer funds under administration** rise to 46,756 million euro, showing growth of 12.56%. The **grand total of funds under administration** rises to 75,297 million euro with an increase of 6.76%.
Shareholders' equity has increased to 1,737 million euro compared with 1,641 million euro in the same period last year (+5.85%).

Amounts in millions of **Euro**

Consolidated balance sheet	**30.09.02**	**30.09.01 - Pro-forma**	**Change**
Total assets	35,695 Euro	33,585 Euro	+6.28%
Customer loans	21,557 Euro	18,918 Euro	+13.95%
Shareholders' equity	1,737 Euro	1,641 Euro	+5.85%
Direct deposits	22,881 Euro	20,672 Euro	+10.68%
Indirect deposits	23,875 Euro	20,865 Euro	+14.42%
Funds under administration	46,756 Euro	41,538 Euro	+12.56%

In the first nine months of 2002 the operational structure of the BPL Group saw further reinforcement: The number of branches has gone from 656 to the present level of 723. The increase is due to 52 newly opened branches and another 15 acquired along with control of Banca Popolare del Trentino. During the same period, the number of employees increased from 7,235 to 7,380, including the 134 of Banca Popolare del Trentino. The network of financial advisors numbers almost 600 people.

At the same meeting, BPL's Board of Directors also gave its definitive approval to the plan to merge Banca Bipielle Romagna with Cassa di Risparmio di Imola, which will then change its name to **Banca Bipielle Adriatico S.p.A.**
Initially, this new bank will have a **network of 46 branches** ranging from the Veneto, in the province of Rovigo, to the Marche, in the province of Pesaro-Urbino, creating the bases for further commercial and territorial expansion. The plan represents another stage in the process of rationalisation undertaken by the Group, while also extending its growth down the Adriatic coast.
The merger will be based on the two banks' balance sheets as of 30 June 2002, and will take place by allocating newly issued shares in Cassa di Risparmio di Imola to the shareholders of Bipielle Romagna according to the following swap ratio: 1 new CR Imola share for every 2.2 Bipielle Romagna shares. CR Imola will carry out an increase in capital to service this operation for up to Euro 9,147,328.08 by issuing up to 1,772,738 ordinary shares of par value 5.16 Euro each. The extraordinary meetings of Banca Bipielle Romagna and Cassa di Risparmio di Imola will be called to approve the merger plan on 2 December 2002.

Press release - Lodi, 12 November 2002

Results at 30 September 2002 - Banca Popolare di Lodi

- **profit from ordinary operations** - Euro 105.6 mn. **(+53.80%)**
  - **net interest income** - Euro 316.8 mn. **(+28.62%)**
- **income from banking activities** - Euro 400.8 mn. **(+15.78%)**
- **funds under administration** - Euro 18,859 mn. **(+23.02%)**
  - **direct deposits** - Euro 10,908 mn. **(+22.18%)**
  - **indirect deposits** - Euro 7,951 mn **(+24.20%)**

During the course of the first nine months of 2002, the Parent Bank has confirmed its operational and earnings growth, making a major contribution to Group profits.
The positive performance by Banca Popolare di Lodi can also be seen by analysing the main aggregates in the income statement, sustained in particular by the traditional banking activity.
Net interest income comes to 316.8 million euro, for an increase of 28.62% on 246.3 million euro in the third quarter of last year. **Income from banking activities** goes from 346.2 million euro as of 30 September 2001 to 400.8 million euro (+15.78%). The growth in the operating result was particularly significant, coming in at 189.9 million euro, a rise of 21.05%.
Profit from ordinary operations comes to 105.6 million euro compared with 68.6 million euro at 30 September 2001, for an increase of 53.80%. Income from banking activities goes from 68.0 million euro to the current level of 73.9 million euro (+11.32%).

The growth trend of Banca Popolare di Lodi is also confirmed by the key balance sheet figures, where **total assets** come in at 19,674 million euro versus 14,538 million euro at 30 September 2001 (+35.32%). Similarly, **direct customer deposits** have risen to 10,908 million euro (+22.18%), while **indirect customer deposits** come to 7,951 million euro (+24.20%).

The operational structure of the Parent Bank was further consolidated during the first nine months of 2002: the number of employees rose from 2,642 at 31 December 2001 to 2,811, while the number of branches increased during the same period from 362 to 379.

Lodi, 12 November 2002

02 NOV 21 AM 9:32

Comunicato stampa - Lodi, 12 novembre 2002

Gruppo Bipielle – Risultati al 30 settembre 2002

- **utile ordinario** - Euro 98,8 mln. **(+76,91%)**
- **margine d'interesse** - Euro 615,2 mln. **(+19,90%)**
- **margine d'intermediazione** - Euro 892,7 mln. **(+11,17%)**
- **risultato di gestione** - Euro 341,8 mln. **(+28,60%)**
- **raccolta diretta** - Euro 22.881 mln. **(+10,68%)**
- **raccolta indiretta** - Euro 23.876 mln. **(+14,42%)**

Costituita Banca Bipielle Adriatico SpA

Il Consiglio di Amministrazione della Banca Popolare di Lodi, presieduto da Giovanni Benevento, ha approvato nella seduta di oggi i risultati dei primi nove mesi del 2002 caratterizzati dall'eccellente andamento dell'attività bancaria tradizionale, che ha contribuito ad attenuare in parte gli effetti negativi derivanti dalle sfavorevoli condizioni dei mercati finanziari.
I primi nove mesi del 2002 evidenziano infatti una dinamica operativa e reddituale in costante miglioramento grazie soprattutto agli effetti positivi del piano di ristrutturazione di Gruppo riconosciuti anche dall'agenzia Moody's che ha confermato alla Banca Popolare di Lodi il **Rating A3 (long-term) e C (forza finanziaria).** Il giudizio di Moody's assume ancor più significato in quanto giunge a distanza di poco più di un mese dalla conferma dell'agenzia inglese **Fitch** (lungo termine 'A-' ; breve termine 'F2'; individuale a 'C/D').
Il processo di riorganizzazione della struttura aziendale e societaria, che si è completato lo scorso ottobre ed ha portato alla costituzione di Bipielle Investimenti, quotata alla Borsa di Milano dal 1° novembre 2002, e di Bipielle Retail, ha influito sull'attività sia delle banche-rete, sia delle società prodotto che mostrano significativi margini di crescita soprattutto nel credito al consumo con Bipielle Ducato, nel merchant banking con Efibanca e nel risparmio gestito con Bipielle Fondicri. Nel 2002 la quota di mercato della Sgr di Gruppo è salita dall'1,42% di dicembre 2001 all'1,63% di ottobre 2002, con una raccolta netta su patrimonio che registra un +21,51%, dato in contro tendenza rispetto al sistema (-1,63%).

Le principali voci economiche esaminate dal Consiglio di Amministrazione registrano, su base omogenea rispetto al 30 settembre 2001, incrementi sostanziali: il **margine d'interesse** si attesta a 615,2 milioni di euro contro i 513,1 milioni di euro dello stesso periodo dell'anno precedente (+19,90%); il **margine di intermediazione** si attesta a 892,7 milioni di euro rispetto a 803,0 milioni di euro, con una crescita del 11,17%. Il **risultato di gestione**, con 341,8 milioni di euro, segna un progresso del 28,60% grazie ad un'attenta politica di **contenimento dei costi** (+2,54%). Le spese amministrative ammontano a 231,6 milioni di euro e rimangono sostanzialmente invariate rispetto al 30 settembre 2001 (+1,07%) nonostante gli investimenti tecnologici realizzati per uniformare la piattaforma informatica di Gruppo e migliorare i servizi offerti alla clientela, mentre le spese per il personale si attestano a 306,7 milioni di euro con un incremento del 2,79% in linea con il sistema.

In sensibile miglioramento risulta anche l'indice di efficienza: il **Cost/Income** scende infatti di oltre 5 punti percentuali passando dal 66,90% del 30 settembre 2001 all'attuale 61,71%.
L'utile proveniente da attività ordinaria raggiunge i 98,8 milioni di euro contro i 55,8 milioni di euro del terzo trimestre 2001, con una crescita del 76,91%, a conferma dell'efficace operatività del Gruppo. L'utile netto si attesta a 20,0 milioni di euro, dato non raffrontabile con i 56,7 milioni di euro dei primi nove mesi del 2001, fortemente caratterizzati dalla presenza di eccezionali proventi straordinari, pari a 104,9 milioni di euro contro i 9,6 attuali.

Importi in milioni di Euro

Dati economici consolidati	30.09.02	30.09.01 Pro-forma	Variazione
Margine d'interesse	615,2 Euro	513,1 Euro	+19,90%
Margine di intermediazione	892,7 Euro	803,0 Euro	+11,17%
Costi operativi	550,9 Euro	537,2 Euro	+2,54%
Risultato di gestione	341,8 Euro	265,8 Euro	+28,60%
Utile attività ordinarie	98,8 Euro	55,8 Euro	+76,91%

A livello patrimoniale, il **totale dell'attivo** raggiunge i 35.695 milioni di euro contro i 33.585 milioni di euro del 30 settembre 2001 con una crescita del 6,28%. I **crediti verso la clientela** raggiungono 21.557 milioni di euro, contro i 18.918 milioni di euro (+ 13,95%). Sotto controllo si conferma la qualità del credito con le sofferenze nette su impieghi all'1,87% contro l'1,89% del 30 settembre 2001.
Decisamente positiva risulta la dinamica della **raccolta diretta da clientela** che si attesta a 22.881 milioni di euro con un incremento del 10,68% rispetto ai 20.672 milioni di euro dello stesso periodo dello scorso anno. Il Gruppo Bipielle mostra ottime performance nel **risparmio gestito** che raggiunge 13.509 milioni di euro con un progresso del 6,66%, mentre la **raccolta indiretta** da clientela si attesta a 23.875 (+14,42%), grazie alla crescita dei prodotti assicurativi (+17,07%), delle gestioni patrimoniali (+4,86%) e dei fondi comuni di investimento (+7,46%). Analogamente la **massa amministrata** da clientela sale a 46.756 milioni di euro e segna una crescita pari al 12,56%. Il **totale generale della massa amministrata** sale a 75.297 milioni di euro con un incremento del 6,76%.
Il **patrimonio netto** è salito a 1.737 milioni di euro rispetto ai 1.641 milioni di euro dello stesso periodo dell'anno precedente (+5,85%).

Importi in milioni di Euro

Dati patrimoniali consolidati	30.09.02	30.09.01 Pro-forma	Variazione
Totale attivo	35.695 Euro	33.585 Euro	+ 6,28%
Crediti verso clientela	21.557 Euro	18.918 Euro	+13,95%
Patrimonio netto	1.737 Euro	1.641 Euro	+5,85%
Raccolta diretta	22.881 Euro	20.672 Euro	+10,68%
Raccolta indiretta	23.875 Euro	20.865 Euro	+14,42%
Massa amministrata	46.756 Euro	41.538 Euro	+12,56%

Da settembre 2001 la struttura operativa del Gruppo Bipielle ha registrato un ulteriore consolidamento: il numero degli sportelli è salito da 656 agli attuali 723. L'incremento è da imputare alle 52 filiali di nuova apertura e alle 15 acquisite con il controllo della Banca Popolare del Trentino. Nello stesso periodo il numero dei dipendenti è salito da 7.235 a 7.380 unità e comprende le 134 risorse della Banca Popolare del Trentino. La rete dei promotori finanziari sfiora le 600 unità.

Nella stessa seduta il Consiglio di Amministrazione della Popolare di Lodi ha anche approvato in via definitiva il progetto finalizzato alla fusione per incorporazione della Banca Bipielle Romagna nella Cassa di Risparmio di Imola, che assumerà la denominazione di **Banca Bipielle Adriatico S.p.A.**.
Il nuovo istituto disporrà inizialmente di una **rete di 46 filiali** che spazieranno dal Veneto, nella provincia di Rovigo, alle Marche, nella provincia di Pesaro-Urbino, creando i presupposti per una ulteriore espansione commerciale e territoriale. Il progetto costituisce una nuova tappa del processo di razionalizzazione attuato dal Gruppo e consente di assecondarne il percorso di crescita lungo la costa Adriatica.
La fusione, i cui parametri sono stabiliti sulla base delle rispettive situazioni patrimoniali al 30 giugno 2002, avverrà attraverso l'assegnazione ai soci della Bipielle Romagna di azioni Cassa di Risparmio di Imola di nuova emissione secondo il seguente rapporto: 1 nuova azione CR Imola ogni 2,2 azioni Bipielle Romagna. La CR Imola effettuerà un aumento del capitale sociale al servizio dell'operazione, per massimi Euro 9.147.328,08 con l'emissione di massime numero 1.772.738 azioni ordinarie da 5,16 Euro ciascuna. Le assemblee straordinarie della Banca Bipielle Romagna e della Cassa di Risparmio di Imola saranno chiamate a deliberare il progetto di fusione il prossimo 2 dicembre 2002.

BANCA POPOLARE DI LODI
LA PRIMA BANCA POPOLARE SORTA IN ITALIA

Comunicato stampa - Lodi, 12 novembre 2002

Risultati al 30 settembre 2002 - Banca Popolare di Lodi

- **utile ordinario** - Euro 105,6 mln. **(+53,80%)**
- **margine d'interesse** - Euro 316,8 mln. **(+28,62%)**
- **margine d'intermediazione** - Euro 400,8 mln. **(+15,78%)**
- **massa amministrata** - Euro 18.859 mln. **(+23,02%)**
- **raccolta diretta** - Euro 10.908 mln. **(+22,18%)**
- **raccolta indiretta** 7.951 Euro mln **(+24,20%)**

Nel corso dei primi nove mesi del 2001 la Capogruppo ha confermato il proprio trend di sviluppo operativo e reddituale contribuendo in modo significativo alla formazione del risultato consolidato. L'andamento positivo della Banca Popolare di Lodi è confermato dall'analisi dei principali aggregati economici sostenuti in modo particolare dall'attività bancaria tradizionale.
Il **margine d'interesse** si attesta a 316,8 milioni di euro, con un incremento del 28,62% rispetto ai 246,3 milioni di euro del terzo trimestre dello scorso esercizio. Il **margine di intermediazione** passa dai 346,2 milioni di euro del 30 settembre 2001 agli attuali 400,8 milioni di euro con una crescita dell'15,78%. Particolarmente significativa risulta anche la dinamica del **risultato di gestione** che si attesta a 189,9 milioni di euro facendo segnare un progresso pari al 21,05%.
L'**utile proveniente da attività ordinaria** si attesta a 105,6 milioni di euro contro i 68,6 milioni di euro del 30 settembre 2001, con un incremento del 53,80%. L'**utile netto** passa da 68,0 milioni di euro agli attuali 73,9 milioni di euro, con una crescita dell'8,49%.

Il trend di sviluppo della Banca Popolare di Lodi è confermato anche dai principali dati patrimoniali con il **totale dell'attivo** che si attesta a 19.674 milioni di euro rispetto ai 14.538 milioni di euro del 30 settembre 2001 (+35,32%). Analogamente la **raccolta diretta da clientela** sale a 10.908 milioni di euro con un incremento del 22,18%, mentre la **raccolta indiretta da clientela** raggiunge i 7.951 milioni di euro con una crescita del 24,20%.

La struttura operativa della Capogruppo ha subito nei primi nove mesi del 2002 un ulteriore consolidamento: i dipendenti hanno raggiunto 2.811 unità rispetto alle 2.642 del 31 dicembre 2001, mentre nello stesso periodo, il numero delle filiali è salito da 362 a 379.

Lodi, 12 novembre 2002